Exhibit 99.1

SINA Reports Fourth Quarter and Fiscal Year 2015 Financial Results

SHANGHAI, China—March 2, 2016—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•          Net revenues increased 21% year over year to $256.2 million. Non-GAAP net revenues increased 22% year over year to $253.6 million.

•          Advertising revenues grew 23% year over year to $223.2 million. Non-advertising revenues were $33.0 million. Non-GAAP non-advertising revenues were $30.4 million.

•          Net income attributable to SINA was $14.6 million, or $0.21 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $24.8 million, or $0.35 non-GAAP diluted net income per share attributable to SINA.

Fiscal Year 2015 Highlights

•          Net revenues increased 15% year over year to $880.7 million. Non-GAAP net revenues increased 15% year over year to $870.2 million, within the Company’s annual guidance between $800 million and $900 million.

•          Advertising revenues grew 16% year over year to $743.2 million. Non-advertising revenues were $137.4 million. Non-GAAP non-advertising revenues were $127.0 million.

•          Net income attributable to SINA was $25.7 million, or $0.40 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $56.2 million, or $0.89 non-GAAP diluted net income per share attributable to SINA.

“We are delighted that SINA closed the year 2015 with a solid quarter on both Weibo and portal.” said Charles Chao, Chairman and CEO of SINA. “2015 was a remarkable year for Weibo. Our user community continues to grow at a rapid pace, our user engagements are improving, our operations are optimized and Weibo monetization is showing strong momentum. We are particularly encouraged by Weibo’s strong performance in the mobile and social landscape. Heading into 2016, we believe that Weibo will continue to execute core strategies to grow user base and enhance user engagement, capitalize mobile traffic and capture opportunities on new horizons, such as short video. We will continue to build our businesses through diversifying mobile ad offerings, improving ad effectiveness and expanding our customer base to bring our platform into full potential.” said Charles Chao, Chairman and CEO of SINA.

“On the portal side, we have prioritized mobile strategy and have witnessed meaningful increase in share of mobile traffic and consistent improvement in mobile monetization. To further leverage our brand equity and achieve long-term growth, we restructured the organization to better execute vertical strategy internally and formed strategic alliance with partners in the related vertical areas. As we enter into 2016, we will embrace opportunities as well as challenges ahead of us. Other than our persistent efforts in generating and monetization of mobile traffic, we will continue to focus on what SINA does the best and invest in opportunities to solidify our core business, scale up our customer base and enable more vertical transactions on our platform.” Mr. Chao added.

Fourth Quarter 2015 Financial Results

For the fourth quarter of 2015, SINA reported net revenues of $256.2 million, compared to $211.1 million for the same period last year. Non-GAAP net revenues for the fourth quarter of 2015 totaled $253.6 million, compared to $208.5 million for the same period last year.

Online advertising revenues for the fourth quarter of 2015 were $223.2 million, compared to $181.9 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $41.6 million in Weibo advertising revenues. Portal advertising revenues remained flat compared with the same period last year.

Non-advertising revenues for the fourth quarter of 2015 were $33.0 million. Non-GAAP non-advertising revenues for the fourth quarter of 2015 were $30.4 million, compared to $26.6 million for the same period last year. The year-over-year growth in non-GAAP non-advertising revenues was mainly due to an increase of $2.3 million in Weibo value added services revenues and an increase of $1.5 million in portal non-advertising revenues.

Gross margin for the fourth quarter of 2015 was 65%. Non-GAAP gross margin for the fourth quarter of 2015 was 65%, at similar level for the same period last year. Advertising gross margin for the fourth quarter of 2015 was 65%, at similar level for the same period last year. Non-advertising gross margin for the fourth quarter of 2015 was 66%.

Operating expenses for the fourth quarter of 2015 totaled $137.5 million, compared to $132.9 million for the same period last year. Non-GAAP operating expenses for the fourth quarter of 2015 totaled $125.0 million, compared to $123.3 million for the same period last year.

Income from operations for the fourth quarter of 2015 was $29.6 million, compared to $3.9 million for the same period last year. Non-GAAP income from operations for the fourth quarter of 2015 was $40.7 million, compared to $11.7 million for the same period last year. The significant improvement in income from operations attributes primarily to the operational leverage achieved by Weibo.

Non-operating loss for the fourth quarter of 2015 was $2.1 million, compared to a non-operating income of $64.1 million for the same period last year. Non-operating loss for the fourth quarter 2015 mainly included (i) a $4.3 million interest and other income; and (ii) a $6.7 million other-than-temporary impairment of certain investments, which is excluded under non-GAAP measure. Non-operating income for the fourth quarter of 2014 mainly included a $49.2 million gain as a result of the initial public offering of Tian Ge and a $7.8 million dividend from an investee, which were excluded under non-GAAP measure.

Net income attributable to SINA for the fourth quarter of 2015 was $14.6 million, compared to $59.8 million for the same period last year. Diluted net income per share attributable to SINA for the fourth quarter of 2015 was $0.21, compared to $0.90 for the same period last year. Non-GAAP net income attributable to SINA for the fourth quarter of 2015 was $24.8 million, compared to $15.9 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the fourth quarter of 2015 was $0.35, compared to $0.24 for the same period last year.

As of December 31, 2015, SINA’s cash, cash equivalents and short-term investments totaled $2.4 billion, compared to $2.2 billion as of December 31, 2014. The increase in cash, cash equivalents, and short term investments was mainly due to $328.1 million cash generated from the operating activities and cash proceeds of $456.4 million from the issuance and sale of 11,000,000 shares to a special purpose vehicle controlled by Mr. Charles Chao, the Company’s Chairman and CEO in the fourth quarter of 2015, partially offset by investments made in 2015. For the fourth quarter of 2015, net cash provided by operating activities was $98.9 million, capital expenditures totaled $15.0 million, and depreciation and amortization expenses amounted to $7.7 million.

Fiscal Year 2015 Financial Results

For fiscal year 2015, SINA reported net revenues of $880.7 million, compared to $768.2 million in 2014. Non-GAAP net revenues for 2015 totaled $870.2 million, compared to $756.3 million in 2014.

Online advertising revenues in 2015 were $743.2 million, compared to $640.3 million in 2014. The year-over-year growth in online advertising revenues resulted from an increase of $137.6 million in Weibo advertising revenues, partially offset by a decline of $34.7 million of portal advertising revenues.

Non-advertising revenues in 2015 were $137.4 million. Non-GAAP non-advertising revenues in 2015 were $127.0 million, compared to $116.0 million in 2014.

Gross margin in 2015 was 62%. Non-GAAP gross margin in 2015 was 62%, at similar level in 2014. Advertising gross margin in 2015 was 62%. Non-advertising gross margin in 2015 was 60%.

Operating expenses in 2015 totaled $533.1 million, compared to $518.8 million in 2014. Non-GAAP operating expenses in 2015 totaled $478.6 million, compared to $471.7 million in 2014.

Income from operations in 2015 was $12.2 million, compared to a loss of $40.9 million in 2014. Non-GAAP income from operations in 2015 was $61.5 million, compared to a loss of $2.5 million in 2014. The significant improvement in income from operations was mainly driven by the operation leverage achieved by Weibo.

Non-operating income in 2015 was $33.9 million, compared to a non-operating income of $209.7 million in 2014. Non-operating income in 2015 mainly included (i) a $22.4 million interest and other income; and (ii) an $11.3 million net gain on sale of and impairment on investments, which is excluded under non-GAAP measure. Non-operating income in 2014 mainly included (i) a $109.2 million gain from the sale of a portion the Company’s investment in Alibaba, (ii) a $49.2 million gain as a result of the initial public offering of Tian Ge; (iii) a deemed dilution gain of $29.1 million from Tencent’s acquisition of a 15% equity interest in Leju; and (iv) a $19.2 million gain as a result of the initial public offering of Leju. These gains totaled $206.7 million were excluded under non-GAAP measure.

Net income attributable to SINA in 2015 was $25.7 million, compared to $176.8 million in 2014. Diluted net income per share attributable to SINA in 2015 was $0.40, compared to $2.63 in 2014. Non-GAAP net income attributable to SINA in 2015 was $56.2 million, compared to $52.3 million in 2014. Non-GAAP diluted net income per share attributable to SINA in 2015 was $0.89, compared to $0.76 for 2014.

Business Outlook

For the year 2016, SINA estimates that its non-GAAP net revenues are between $850 million and $950 million, which assumes that RMB depreciates to US dollar at an average rate of 8.5% in 2016 and excludes the recognition of $10.4 million in deferred license revenues from E-House. This forecast reflects SINA’s current and preliminary view, which is subject to change.

Share Repurchase Plan

SINA’s board of directors has approved a new share repurchase plan whereby SINA is authorized to repurchase its own ordinary shares with an aggregate value of up to US$500 million for a period through the end of June 2017. SINA expects to fund the repurchase out of its existing cash balance. The share repurchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant and will be implemented in accordance with applicable rules under the U.S. Securities Exchange Act of 1934, as amended.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income attributable to SINA and non-GAAP diluted net income per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets net of tax, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain/loss on sale of investment, deemed disposal and impairment on investment, impairment on goodwill, change in fair value of investor option liability, adjustment for non-GAAP to GAAP reconciling items for the gain/loss attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 9:10 p.m. — 9:50 p.m. Eastern Time on March 2, 2016 (or 10:10 a.m. — 10:50 a.m. Beijing Time on March 3, 2016) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	55704801

A replay of the conference call will be available through morning Eastern Time March 11, 2016. The dial-in number is +61 2 9003 4211. The passcode for the replay is 55704801.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; changes in the macro-economic environment, including the depreciation of the Renminbi; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2014 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	For the three months ended			For the year ended
	December 31,		September 30,	December 31,
	2015	2014	2015	2015	2014
Net revenues:
Advertising	$223,159	$181,935	$193,459	$743,229	$640,286
Non-advertising	33,031	29,202	32,835	137,440	127,955
	256,190	211,137	226,294	880,669	768,241
Cost of revenues:
Advertising *	77,787	63,315	69,741	280,455	244,697
Non-advertising	11,267	11,069	13,276	54,925	45,644
	89,054	74,384	83,017	335,380	290,341
Gross profit	167,136	136,753	143,277	545,289	477,900

Operating expenses:
Sales and marketing *	62,851	61,069	53,342	230,428	228,927
Product development *	51,953	50,719	54,417	209,771	192,322
General and administrative *	22,745	21,102	20,830	92,868	83,039
Impairment on goodwill	—	—	—	—	14,526
	137,549	132,890	128,589	533,067	518,814
Income (Loss) from operations	29,587	3,863	14,688	12,222	(40,914)

Non-operating income (loss):
Earning (Loss) from equity method investments, net	(798)	3,167	93	218	19,471
Gain (Loss) on sale of and impairment on investments, net	(5,570)	53,081	(1,066)	11,311	208,231
Change in fair value of investor option liability	—	—	—	—	(46,972)
Interest and other income, net	4,262	7,835	5,892	22,392	28,925
	(2,106)	64,083	4,919	33,921	209,655

Income before income taxes	27,481	67,946	19,607	46,143	168,741
Income tax expenses	(5,627)	(7,004)	(4,756)	(10,420)	(6,970)

Net income	21,854	60,942	14,851	35,723	161,771
Less: Net income (loss) attributable to non-controlling interests	7,301	1,191	5,085	10,045	(15,031)

Net income attributable to SINA	$14,553	$59,751	$9,766	$25,678	$176,802

Basic net income per share attributable to SINA	$0.22	$0.95	$0.17	$0.43	$2.72
Diluted net income per share attributable to SINA **	$0.21	$0.90	$0.16	$0.40	$2.63

Shares used in computing basic net income per share attributable to SINA	65,272	63,017	58,512	60,237	64,950
Shares used in computing diluted net income per share attributable to SINA	65,927	69,524	58,799	60,648	71,565

* Stock-based compensation in each category:
Cost of revenues - advertising	$1,141	$809	$1,569	$5,272	$3,231
Sales and marketing	2,456	1,377	3,121	10,793	5,092
Product development	3,371	2,242	4,264	14,234	7,217
General and administrative	5,881	5,107	6,437	25,840	16,953

**   Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$904,091	$1,223,682
Short-term investments	1,446,414	942,856
Accounts receivable, net	228,732	259,764
Prepaid expenses and other current assets*	140,308	105,347
Subtotal	2,719,545	2,531,649

Property and equipment, net	47,495	63,729
Goodwill and intangible assets, net	61,954	64,489
Long-term investments, net	1,212,640	860,003
Other assets*	320,205	183,458
Total assets	$4,361,839	$3,703,328

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,550	$3,853
Accrued liabilities*	483,943	319,126
Convertible debt	800,000	—
Deferred revenues	79,528	50,557
Income taxes payable	16,426	17,979
Subtotal	1,383,447	391,515

Convertible debt	—	800,000
Long-term deferred revenue	76,003	85,391
Other long-term liabilities*	25,721	5,152
Total liabilities	1,485,171	1,282,058

Shareholders’ equity
SINA shareholders’ equity	2,565,272	2,145,772
Non-controlling interests	311,396	275,498
Total shareholders’ equity	2,876,668	2,421,270
Total liabilities and shareholders’ equity	$4,361,839	$3,703,328

* In 2015, the Company early adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets (‘‘DTA’’) and deferred tax liabilities (‘‘DTL’’) as non-current in the balance sheets.  Pursuant to the guidance, the Company retrospectively reclassified $3.9 million of current DTA from prepaid expenses and other current assets into other assets, and reclassified $1.1 million of current DTL from accrued liabilities to other long-term liabilities in the consolidated balance sheet as of December 31, 2014.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	For the three months ended			For the year ended
	December 31,		September 30,	December 31,
	2015	2014	2015	2015	2014

Net revenues
Portal:
Portal Advertising	$93,632	$93,962	$87,598	$340,814	$375,504
Other	13,533	11,963	13,962	61,964	58,565
Subtotal	107,165	105,925	101,560	402,778	434,069

Weibo	149,025	105,212	124,734	477,891	334,172
	$256,190	$211,137	$226,294	$880,669	$768,241

Cost of revenues
Portal:
Portal Advertising	$40,601	$41,299	$37,240	$157,862	$172,078
Other	6,348	7,299	8,536	35,558	34,664
Subtotal	46,949	48,598	45,776	193,420	206,742

Weibo	42,105	25,786	37,241	141,960	83,599
	$89,054	$74,384	$83,017	$335,380	$290,341

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. dollars in thousands, except per share data)

	For the three months ended
	December 31, 2015				December 31, 2014				September 30, 2015
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$223,159			$223,159	$181,935			$181,935	$193,459			$193,459
Non-advertising revenues	33,031	(2,609)	(a)	30,422	29,202	(2,609)	(a)	26,593	32,835	(2,609)	(a)	30,226
Net revenues	$256,190	$(2,609)		$253,581	$211,137	$(2,609)		$208,528	$226,294	$(2,609)		$223,685

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		1,141	(b)			809	(b)			1,569	(b)
Gross profit	$167,136	$(1,468)		$165,668	$136,753	$(1,800)		$134,953	$143,277	$(1,040)		$142,237

		(11,708)	(b)			(8,726)	(b)			(13,822)	(b)
		(873)	(c)			(904)	(c)			(883)	(c)
Operating expenses	$137,549	$(12,581)		$124,968	$132,890	$(9,630)		$123,260	$128,589	$(14,705)		$113,884

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		12,849	(b)			9,535	(b)			15,391	(b)
		873	(c)			904	(c)			883	(c)
Income from operations	$29,587	$11,113		$40,700	$3,863	$7,830		$11,693	$14,688	$13,665		$28,353

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		12,849	(b)			9,535	(b)			15,391	(b)
		671	(c)			694	(c)			677	(c)
		(719)	(e)			2,411	(e)			2,882	(e)
		5,570	(f)			(53,081)	(f)			1,066	(f)
		(6,592)	(h)			(2,160)	(h)			(3,850)	(h)
		1,089	(i)			1,398	(i)			1,094	(i)
Net income attributable to SINA	$14,553	$10,259		$24,812	$59,751	$(43,812)		$15,939	$9,766	$14,651		$24,417

Diluted net income per share attributable to SINA *	$0.21			$0.35	$0.90			$0.24	$0.16			$0.39
Shares used in computing diluted net income per share attributable to SINA	65,927	6,468	(j)	72,395	69,524	(6,468)	(j)	63,056	58,799	6,467	(j)	65,266

Gross margin - advertising	65%	1%		66%	65%	1%		66%	64%	1%		65%
Gross margin - non-advertising	66%	-3%		63%	62%	-4%		58%	60%	-4%		56%

	For the year ended
	December 31, 2015				December 31, 2014
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$743,229			$743,229	$640,286			$640,286
Non-advertising revenues	137,440	(10,436)	(a)	127,004	127,955	(11,959)	(a)	115,996
Net revenues	$880,669	$(10,436)		$870,233	$768,241	$(11,959)		$756,282

		(10,436)	(a)			(11,959)	(a)
		5,272	(b)			3,231	(b)
Gross profit	$545,289	$(5,164)		$540,125	$477,900	$(8,728)		$469,172

						(29,262)	(b)
		(50,867)	(b)			(3,364)	(c)
		(3,564)	(c)			(14,526)	(d)
Operating expenses	$533,067	$(54,431)		$478,636	$518,814	$(47,152)		$471,662

						(11,959)	(a)
		(10,436)	(a)			32,493	(b)
		56,139	(b)			3,364	(c)
		3,564	(c)			14,526	(d)
Income (Loss) from operations	$12,222	$49,267		$61,489	$(40,914)	$38,424		$(2,490)

						(11,959)	(a)
						32,493	(b)
		(10,436)	(a)			2,592	(c)
		56,139	(b)			14,526	(d)
		2,739	(c)			9,095	(e)
		5,332	(e)			(208,231)	(f)
		(11,311)	(f)			46,972	(g)
		(16,321)	(h)			(15,613)	(h)
		4,393	(i)			5,592	(i)
Net income attributable to SINA	$25,678	$30,535		$56,213	$176,802	$(124,533)		$52,269

Diluted net income per share attributable to SINA *	$0.40			$0.89	$2.63			$0.76
Shares used in computing diluted net income per share attributable to SINA	60,648	—		60,648	71,565	(6,467)	(j)	65,098

Gross margin - advertising	62%	1%		63%	62%	—		62%
Gross margin - non-advertising	60%	-3%		57%	64%	-3%		61%

(a)  To adjust the recognition of deferred revenue related to the license agreements granted to E-House.

(b)  To adjust stock-based compensation.

(c)  To adjust  amortization of intangible assets and tax provision on amortization of intangible assets.

(d)  To adjust  the impairment on goodwill

(e)  To adjust the Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(f)  To adjust (gain) loss on sale of investments, (gain) loss on deemed disposal and impairment on investments, net.

(g)  To adjust the change in fair value of investor option liability.

(h)  To adjust Non-GAAP to GAAP reconciling items for the gain (loss) attributable to non-controlling interests.

(i)  To adjust the amortization of convertible debt issuance cost.

(j)  To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

* Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	For the three months ended
	December 31, 2015			December 31, 2014			September 30, 2015
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,480			$1,632			$1,620
To adjust amortization of intangible assets resulting from business acquisitions		422			473			416
To adjust gain on sale of investments		(4,752)			—			—
To adjust the (gain) loss resulting from the fair value changes in investments		1,836			—			551
Earning (Loss) from equity method investments, net	$(503)	$(1,014)	$(1,517)	$3,473	$2,105	$5,578	$388	$2,587	$2,975
Share of amortization of equity investments’ intangibles not on their books	$(295)	$295	$—	$(306)	$306	$—	$(295)	$295	$—
	$(798)	$(719)	$(1,517)	$3,167	$2,411	$5,578	$93	$2,882	$2,975

	For the year ended
	December 31, 2015			December 31, 2014
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$5,876			$5,515
To adjust amortization of intangible assets resulting from business acquisitions		1,861			2,324
To adjust gain on sale of investments		(4,752)			—
To adjust the (gain) loss resulting from the fair value changes in investments		1,163			—
Earning from equity method investments, net	$1,402	$4,148	$5,550	$20,727	$7,839	$28,566
Share of amortization of equity investments’ intangibles not on their books	$(1,184)	$1,184	$—	$(1,256)	$1,256	$—
	$218	$5,332	$5,550	$19,471	$9,095	$28,566

* Earning (Loss) from equity method investments is recorded one quarter in arrears.